Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 4 DATED MARCH 7, 2017
TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

 The purpose of this supplement is to:

•	Announce the declaration of distributions;
•	Update our potential investments; and
•	Update our Distribution Reinvestment Plan

Declaration of Distributions

On March 7, 2017, the Company’s manager, RM Adviser, LLC (the “Manager”), authorized a cash distribution of $0.0667 per share of the Company’s common stock to shareholders of record on March 31, 2017.  The distribution will be paid on or about April 14, 2017.

This distribution equates to approximately 8% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning March 1, 2017 and ending March 31, 2017.  The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distribution disclosed herein.

Potential Investments

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

 Potential Investment

Highland Place Mezzanine Financing — Centennial, CO

There is a reasonable probability that we may acquire from Realty Mogul, Co. a $2,300,000 mezzanine financing (“Mezzanine Debt”).  If we choose to acquire the Mezzanine Debt, we will pay Realty Mogul, Co. (i) $2,300,000 less any principal payments it has received since making the investment and (ii) any accrued but unpaid interest on the loan.  Realty Mogul, Co. would keep any interest payments it has received until the date we acquire the investment.  The borrower intends to use the loan and other sources of capital to refinance a property located in Centennial, Colorado.  It is anticipated that the proceeds from the refinance will be used to (i) secure additional financing for tenant improvement and leasing commission costs for recent lease extensions and (ii) to repay a portion of the initial equity contribution. The property was built in 1982 and is a 138,771 square foot office building approximately 15 miles southeast of Denver, Colorado. The building is currently 100% leased to six tenants. In

September 2016, an independent appraiser appraised the property for $24.26 million ($175/SF) with a 2017 prospective value of $26.85 million ($193/SF).

The Mezzanine Debt, which represents 11.3% of the total planned financing, has a fixed interest rate of 10%. The sponsor of the transaction owns and manages a portfolio of nineteen assets with a combined purchase price of over $290 million, including Parkway Plaza which we are currently invested in. These acquisitions include eleven office assets, totaling approximately $249 million.

Distribution Reinvestment Plan

The following information supersedes and replaces the last paragraph on the second cover page of the Offering Circular:

We are offering to the public up to $50,000,000 in our common shares including any shares that may be sold pursuant to our distribution reinvestment plan, which represent limited liability company interests in the Company.  We expect to offer common shares in this offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time.  Through September 30, 2017, the per share purchase price for our common shares will be $10.00 per share, an amount that was arbitrarily determined by our Manager.  Thereafter, the per share purchase price will be adjusted for each fiscal quarter, and will equal the net asset value per share calculated as of the close of business the last day of the preceding fiscal quarter.  For example, during the fiscal quarter October 1 through December 31, 2017, the purchase price of shares will equal the net asset value per share calculated as of the close of business on September 30, 2017.  Beginning on October 1, 2017, our website, www.realtymogul.com, will identify the current per share purchase price.

The following information supersedes and replaces the section of the Offering Circular captioned “Questions and Answers About This Offering — What is the purchase price for the Company’s common shares?”:

Our Manager set our initial offering price at $10.00 per share, which will be the purchase price of our shares through September 30, 2017.  Thereafter, the per share purchase price will be adjusted for each fiscal quarter, and will equal the net asset value per share calculated as of the close of business the last day of the preceding fiscal quarter. For example, during the fiscal quarter October 1 through December 31, 2017, the purchase price of shares will equal the net asset value per share calculated as of the close of business on September 30, 2017.  Beginning on October 1, 2017, our website, www.realtymogul.com, will identify the current per share purchase price.  Any subscriptions that we receive during a fiscal quarter will be executed at a price equal to our NAV per share in effect for that fiscal quarter.  We will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per share to change by 5% or more from the last disclosed NAV.  While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV per share information provided on our website.  We will also use that updated NAV per share as the offering price for new shares for the remainder of that fiscal quarter.  See “Description of Our Common Shares—Quarterly NAV Share Price Adjustments” for more details.

The following information supersedes and replaces the first paragraph of the section of the Offering Circular captioned “Offering Summary— Quarterly NAV Share Price Adjustments”:

Our Manager set our initial offering price at $10.00 per share, which will be the purchase price of our common shares through September 30, 2017.  Thereafter, the per share purchase price will be adjusted for each fiscal quarter, and will equal the net asset value per share calculated as of the close of business the last day of the preceding fiscal quarter. For example, during the fiscal quarter October 1 through December 31, 2017, the purchase price of shares will equal the net asset value per share calculated as of the close of business on September 30, 2017, prior to giving effect to any share purchases or repurchases to be effected on September 30, 2017.

The following information supersedes and replaces the first paragraph of the section of the Offering Circular captioned “Estimated Use of Proceeds”:

The table below sets forth our estimated use of proceeds from this offering and the private placement described below, assuming we sell in this offering $50,000,000 in shares, the maximum offering amount.  Our common shares will be offered at $10.00 per share through September 30, 2017. Thereafter, our price per share will be adjusted every fiscal quarter and will be based on our NAV as of the end of the prior fiscal quarter.  Our Sponsor previously acquired 250 common shares at a price equal to the initial public offering price in connection with our formation, for net proceeds to us of $2,500.

The following information supersedes and replaces the section of the Offering Circular captioned “Description of Our Common Shares — Distribution Reinvestment Plan—Election to Participate”:

You may elect to participate in our distribution reinvestment plan by completing the subscription agreement, an enrollment form or another approved form available from us. Your participation in our distribution reinvestment plan will begin with the next distribution made after receipt of your enrollment form. You can choose to include all of your investments in our distribution reinvestment plan in their entirely or not at all. You may not choose to include a portion of your investments in the distribution reinvestment plan.

The following information supersedes and replaces the first paragraph of the section of the Offering Circular captioned “Description of Our Common Shares —Quarterly NAV Share Price Adjustments”:

Our Manager set our initial offering price at $10.00 per share, which will be the purchase price of our shares through September 30, 2017. Thereafter, the per share purchase price will be adjusted for each fiscal quarter, and will equal the net asset value per share calculated as of the close of business the last day of the preceding fiscal quarter. For example, during the fiscal quarter October 1 through December 31, 2017, the purchase price of shares will equal the net asset value per share calculated as of the close of business on September 30, 2017, prior to giving effect to any share purchases or repurchases to be effected on September 30, 2017.